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                                                       EXHIBIT 12.1


                              VLSI TECHNOLOGY, INC.

                       RATIO OF EARNINGS TO FIXED CHARGES


                            (IN THOUSANDS OF DOLLARS)

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

                                                            Fiscal Year                                     Six Months Ended
                              -----------------------------------------------------------------------  ---------------------------
                                  1990           1991           1992           1993           1994      July 1, 1994  June 30,1995
                              -----------------------------------------------------------------------  -------------- ------------
Income (loss) before
  provision for taxes on
  income                        ($12,740)       $12,778       ($31,617)       $20,531        $41,707        $19,478        $16,495

Add - Fixed charges net of
  capitalized interest            11,397         12,345         12,687         11,897         11,411          5,480          4,977
                              ----------     ----------     ----------     ----------     ----------     ----------     ----------

Income before taxes and
  fixed charges (net of
  capitalized interest)           (1,343)        25,123        (18,930)        32,428         53,118         24,938         21,472
                              ----------     ----------     ----------     ----------     ----------     ----------     ----------

Fixed charges:

Interest (1)                       9,163          9,279          9,121          8,131          8,411          4,082          3,351

Capitalized Interest                   0              0              0              0            422              0          1,397

Estimated interest component
  of rental expense                2,234          3,066          3,566          3,766          2,999          1,378          1,626
                              ----------     ----------     ----------     ----------     ----------     ----------     ----------

Total                             11,397         12,345         12,687         11,897         11,832          5,480          6,374
                              ----------     ----------     ----------     ----------     ----------     ----------     ----------

Ratio of earnings before
  taxes and fixed charges,
  to fixed charges                    --(2)        2.04x            --(2)        2.73x          4.49x          4.57x          3.37x
                              ----------     ----------     ----------     ----------     ----------     ----------     ----------
                              ----------     ----------     ----------     ----------     ----------     ----------     ----------

______________

(1) Interest expense includes the amortization of underwriting fees for the relevant periods outstanding.

(2) As a result of the loss incurred for the years 1990 and 1992, the Company was unable to fully cover fixed charges. The amount of such deficiencies in 1990 and 1992 were $1.3 million and $18.9 million, respectively.

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